SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Decision to Enter into a Trust Agreement for the Acquisition of Treasury Shares

	1. Contract amount (KRW)	300,000,000,000

	2. Contract period	From February 10, 2023 to August 9, 2023

	3. Purpose of contract	To enhance the shareholders’ value (including retirement of a portion of the acquired treasury shares)

	4. Agent under the trust agreement	Shinhan Securities Co.,Ltd.

	5. Expected date of trust agreement	February 10, 2023

	6. Number of treasury shares before contract	5,069,130 (Equivalent to 1.94% of the company’s total number of issued shares)

	7. Date of resolution by the Board of Directors	February 9, 2023

-Attendance of outside directors (No.)	Present (No.)	7
	Absent (No.)	0

	- Attendance of auditors (auditors who are not outside directors)	-

8. Additional details relevant to investment consideration

- This contract is a new trust contract for the acquisition of the common shares to be held as treasury shares.

- The company’s audit committee is made up of all outside directors.

- Contract amount under Item 1 above is based on the expected acquisition amount specified under the resolution of the Board of Directors passed today.

- ‘Purpose of contract’ under Item 3 above ‘including retirement of a portion of the acquired treasury shares’ refers to the portion of the treasury shares equivalent to KRW 100 billion that are expected to be retired subsequent to termination of the trust agreement. Additional details are included in today’s filing related to ‘Decision to Retire Treasury Shares’.